UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

(Amendment No. 4)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

Alder BioPharmaceuticals, Inc.

(Name of Subject Company)

Alder BioPharmaceuticals, Inc.

(Name of Persons Filing Statement)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

014339105

(CUSIP Number of Class of Securities)

James B. Bucher

Executive Vice President and General Counsel

11804 North Creek Parkway South

Bothell, Washington 98011

(425) 205-2900

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

Copies to:

Graham Robinson

Laura Knoll

Skadden, Arps, Slate, Meagher & Flom LLP

500 Boylston Street, 23rd Floor

Boston, Massachusetts, 02116

(617) 573-4800

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 4 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended or supplemented from time to time, this “Schedule 14D-9”) filed by Alder BioPharmaceuticals, Inc. (“Alder”) with the Securities and Exchange Commission (the “SEC”) on September 23, 2019, relating to the tender offer by Violet Acquisition Corp., a Delaware corporation (“Purchaser”) and wholly owned subsidiary of Lundbeck LLC, a Delaware limited liability company (“Payor”) and a wholly owned subsidiary of H. Lundbeck A/S, a Danish aktieselskab (“Lundbeck”), to purchase all of the issued and outstanding shares of common stock, par value $0.0001 per share (the “Shares”), other than Excluded Shares (as defined in the Agreement and Plan of Merger, dated September 16, 2019, among Alder, Lundbeck, Purchaser and Payor), of Alder for a purchase price of (i) $18.00 per Share, net to the seller in cash, without interest, plus (ii) one (1) contingent value right per Share, which represents the right to receive $2.00 per Share, net to the seller in cash, without interest, at the time provided in the Contingent Value Rights Agreement, and subject to any withholding of taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, filed by Lundbeck, Payor and Purchaser with the SEC on September 23, 2019 (as amended or supplemented from time to time), and in the related Letter of Transmittal (as amended or supplemented from time to time).

Except to the extent specifically provided in this Amendment, the information set forth in this Schedule 14D-9 remains unchanged. Capitalized terms used, but not otherwise defined, in this Amendment shall have the meanings ascribed to them in this Schedule 14D-9. This Amendment is being filed to reflect certain updates as reflected below.

ITEM 3.	PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

Item 3 of this Schedule 14D-9 is hereby amended and supplemented as follows:

The following paragraphs are added immediately below the bulleted list under the heading entitled “Item 3. Past Contacts, Transactions, Negotiations and Agreements — Arrangements Between Alder and its Executive Directors and Affiliates” on page 6 of this Schedule 14D-9:

Consideration Payable for Outstanding Shares Pursuant to the Offer or the Merger

If Alder’s executive officers and directors who own Shares tender their Shares for purchase pursuant to the Offer, they will receive the same consideration on the same terms and conditions as the other stockholders of Alder. If such executive officers and directors do not tender their Shares for purchase pursuant to the Offer, but the conditions to the Offer are otherwise satisfied or waived in accordance with the terms of the Merger Agreement and the Merger is consummated, such executive officers and directors will also receive the same consideration on the same terms and conditions as the other stockholders of Alder. As of October 9, 2019, the executive officers and directors of Alder beneficially owned, in the aggregate, 72,610 Shares (which, for this purpose, excludes Shares underlying Company Options (as defined below, whether or not currently exercisable), Company RSUs and Company PSUs (as defined below)).

The following table sets forth as described above the number of Shares beneficially owned as of October 9, 2019 by each of Alder’s executive officers and directors and the aggregate cash consideration and contingent consideration that would be payable for such Shares pursuant to the Offer based on the Offer Price. Each of these Shares will be entitled to the right to receive one CVR per Share if such Shares are tendered in the Offer or otherwise converted into the Offer Price pursuant to the Merger.

Name	Number of Shares Owned	Cash Consideration Payable in Respect of Shares	Contingent Consideration Payable in Respect of Shares (1)
Robert W. Azelby	—	—	—
James B. Bucher	11,154	$200,772.00	$22,308.00
Paul R. Carter	—	—	—
Paul B. Cleveland	—	—	—
Carlos E. Campoy	—	—	—
Nadia Dac	—	—	—
Jeremy C. Green (2)	—	—	—
Randal A. Hassler	5,434	$97,812.00	$10,868.00
Erin M. Lavelle	4,408	$79,344.00	$8,816.00
A. Bruce Montgomery	9,628	$173,304.00	$19,256.00
Heather Preston	—	—	—
Clay B. Siegall	31,714	$570,852.00	$63,428.00
Jeffrey T.L. Smith, M.D., FRCP	5,272	$94,896.00	$10,544.00
Paul Streck, M.D.	—	—	—
Wendy L. Yarno	5,000	$90,000.00	$10,000.00
All of Alder’s current directors and executive officers as a group (15 persons)	72,610	$1,306,980.00	$145,220.00

(1)

Amount payable in respect of CVRs, assuming that the total payments under the CVR for each Share will be $2.00 per Share. As explained herein, the CVR payment is conditioned on the achievement of the milestone set forth in the CVR Agreement, which may or may not be achieved.

(2)

Redmile Group, LLC also holds Shares as described more fully under the heading entitled “Item 3. Past Contacts, Transactions, Negotiations and Agreements — Arrangements with Lundbeck and Purchaser and Their Affiliates — Class A-1 Convertible Preferred Stock; Company Warrant; 2025 Notes.” As the principal of Redmile Group, LLC, Mr. Green may be deemed to beneficially own these Shares. Mr. Green disclaims beneficial ownership of these Shares except to the extent of his pecuniary interest therein.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 10, 2019	Alder BioPharmaceuticals, Inc.

	By:	/s/ James B. Bucher
	Name:	James B. Bucher
	Title:	Executive Vice President and General Counsel